Exhibit 4.4

WARRANT ASSUMPTION AND AMENDMENT AGREEMENT (this “Assumption Agreement”) dated as of [•] [•], 2021 among Babylon Holdings Limited, a company organized under the laws of the Bailiwick of Jersey with registered number 115471 (“Parent”), Alkuri Global Acquisition Corp., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, with offices at One State Street, 30th Floor, New York, New York 10004 (“Warrant Agent”).

W I T N E S S E T H:

WHEREAS, the Company and the Warrant Agent are parties to a Warrant Agreement, dated as of February 4, 2021 (the “Warrant Agreement”), pursuant to which Company issued warrants (the “Warrants”) to purchase its Class A common stock, par value $0.0001 per share (“Class A Common Stock”);

WHEREAS, the Company entered into a Merger Agreement, dated as of June 3, 2021 (the “Merger Agreement”) by and among the Company, Parent, Liberty USA Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and solely for purposes of Section 1.08 of the Merger Agreement, each of Alkuri Sponsor LLC and Dr. Ali Parsadoust;

WHEREAS, pursuant to the Merger Agreement and subject to the terms and conditions therein, the Company will merge with and into Merger Sub (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, pursuant to the Merger Agreement and subject to the terms and conditions therein, at the effective time of the Merger, each share of Class A Common Stock of the Company issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive one Class A ordinary share, par value $0.0000422573245084686 per share, of Parent (“Parent Ordinary Shares”);

WHEREAS, Section 4.5 of the Warrant Agreement provides that, in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Company Class A Common Stock) (a “Merger Event”), the Warrant holders shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Company Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities receivable upon such merger or consolidation, that the Warrant holder would have received if such Warrant holder had exercised his, her or its Warrant(s) immediately prior to such event;

WHEREAS, Section 6.1 of the Warrant Agreement provides that, subject to the terms and conditions set forth therein and in the Warrant Agreement, outstanding Warrants may be redeemed, at the option of the Company, at the price of $0.01 per Warrant, provided that the last sale price of the Company Class A Common Stock has been at least $18.00 per share (the “Redemption Threshold Price”) for the trading period specified therein;

WHEREAS, Parent desires to assume the obligations of the Company under the Warrant Agreement and the Warrants;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, Parent and the Warrant Agent mutually covenant and agree for the benefit of the holders of Warrants as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions in this Assumption Agreement. A term defined in the Warrant Agreement has the same meaning when used in this Assumption Agreement unless such term is otherwise defined herein or amended or supplemented pursuant to this Assumption Agreement. The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Assumption Agreement as a whole and not to any particular Article, Section or other subdivision.

ARTICLE 2

EFFECT OF MERGER EVENT ON WARRANT TERMS

Section 2.01. Warrant Terms. In accordance with Section 4.5 of the Warrant Agreement, at the effective time of the Merger, each Warrant that is outstanding as of the effective time of the Merger shall be exercisable, subject and pursuant to the terms of the Warrant Agreement, for 1.00 Parent Ordinary Shares at a Warrant Price of $11.50 per whole Parent Ordinary Share.

ARTICLE 3

PARENT ASSUMPTION

Section 3.01. Assumption. Parent hereby assumes the obligations of the Company under the Warrant Agreement, as amended by this Assumption Agreement, and the Warrants.

ARTICLE 4

WARRANT AGREEMENT AMENDMENT

Section 4.01 Amendment. In accordance with Section 9.8 of the Warrant Agreement, Section 9.3 of the Warrant Agreement is hereby amended and restated in its entirety as follows:

The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive forum for any such action, proceeding or claim. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

ARTICLE 5

MISCELLANEOUS

Section 5.01. Governing Law. The validity, interpretation, and performance of this Assumption Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.

Section 5.02. Counterparts. This Assumption Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Assumption Agreement and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Assumption Agreement as to the parties hereto and signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Assumption Agreement to be duly executed as of the date first written above.

ALKURI GLOBAL ACQUISITION CORP., as Company

By:
Name:
Title:
BABYLON HOLDINGS LIMITED, as Parent

By:
Name:
Title:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:
Title:

[Signature Page to Assumption Agreement]